POLYMET MINING CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2023

PolyMet Mining Corp.

Condensed Interim Consolidated Balance Sheets

Unaudited - All figures in thousands of U.S. Dollars

	March 31, 2023	December 31, 2022
ASSETS

Current
Cash	$9,849	$11,046
Amounts receivable and other assets	1,049	340
Prepaid expenses	1,306	1,727
	12,204	13,113
Non-Current
Restricted deposits (Notes 6 and 11)	6,195	11,541
Amounts receivable and other assets	1,573	1,858
Mineral property, plant and equipment (Note 4)	427,504	442,053
Intangibles (Note 5)	12,160	24,288
Total Assets	459,636	492,853

LIABILITIES

Current
Accounts payable and accruals	4,545	3,436
Lease liabilities	66	129
Convertible debt (Note 8)	87,613	84,356
Promissory note (Note 9)	10,291	10,033
Environmental rehabilitation provision (Note 6)	906	1,545
	103,421	99,499
Non-Current
Accruals	66	397
Lease liabilities	86	205
Deferred income tax liabilities	492	492
Environmental rehabilitation provision (Note 6)	32,106	64,086
Total Liabilities	136,171	164,679

SHAREHOLDERS' EQUITY

Share capital	531,320	530,272
Equity reserves	75,311	75,785
Deficit	(283,166)	(277,883)
Total Shareholders' Equity	323,465	328,174
Total Liabilities and Shareholders' Equity	$459,636	$492,853

Nature of Business and Liquidity (Note 1)

Commitments and Contingencies (Note 13)

Subsequent Event (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

ON BEHALF OF THE BOARD OF DIRECTORS:

/s/ Jonathan Cherry , Director	/s/ Dr. David Dreisinger , Director

PolyMet Mining Corp.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

Unaudited - All figures in thousands of U.S. Dollars, except for shares and per share amounts

	Three months ended
	March 31, 2023	March 31, 2022

Operations Expense
Resource evaluation	$2,842	$932
Salaries, director fees and related benefits	1,417	1,134
Share-based compensation (Note 10)	643	831
Public company and public relations	361	291
Professional fees	158	312
Office and administration	247	247
Depreciation and amortization	59	61
Loss from Operations	5,727	3,808

Other Expenses (Income)
Finance costs - net (Note 11)	8,098	3,349
(Gain)/loss on foreign exchange	(5)	1
Gain on NewRange transaction (Note 3)	(8,535)	-
Gain on financial asset fair value	-	(152)
Loss on refinancing (Note 8)	-	1,598
Other income	(2)	(2)
Total Other (Income) Expenses	(444)	4,794

Total Loss and Comprehensive Loss	5,283	8,602

Basic and Diluted Loss per Share	$0.05	$0.08

Weighted Average Number of Shares - basic and diluted	101,707,181	101,428,723

The accompanying notes are an integral part of these consolidated financial statements.

PolyMet Mining Corp.

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

Unaudited - All figures in thousands of U.S. Dollars, except for shares

	Share Capital (authorized = unlimited)
					Total
	Issued	Share	Equity		Shareholders'
	Shares	Capital	Reserves	Deficit	Equity
Balance - December 31, 2021	100,878,882	$528,722	$72,676	$(243,791)	$357,607
Total comprehensive loss for the period	-	-	-	(8,602)	(8,602)
Debenture exchange warrants (Note 8)	-	-	2,413	-	2,413
Vesting of restricted shares and RSU's (Note 10)	521,054	1,360	(1,360)	-	-
Share-based compensation (Note 10)	71,196	185	568	-	753
Balance - March 31, 2022	101,471,132	$530,267	$74,297	$(252,393)	$352,171

	Share Capital (authorized = unlimited)
					Total
	Issued	Share	Equity		Shareholders'
	Shares	Capital	Reserves	Deficit	Equity
Balance - December 31, 2022	101,472,695	$530,272	$75,785	$(277,883)	$328,174
Total comprehensive loss for the period	-	-	-	(5,283)	(5,283)
Vesting of restricted shares and RSU's (Note 10)	356,169	1,048	(1,048)	-	-
Share-based compensation (Note 10)	-	-	574	-	574
Balance - March 31, 2023	101,828,864	$531,320	$75,311	$(283,166)	$323,465

The accompanying notes are an integral part of these consolidated financial statements.

PolyMet Mining Corp.

Condensed Interim Consolidated Statements of Cash Flows

Unaudited - All figures in thousands of U.S. Dollars

	Three months ended
	March 31, 2023	March 31, 2022

Operating Activities
Loss for the period	$(5,283)	$(8,602)
Items not involving cash:
Depreciation and amortization	59	61
Debt accretion and interest (Notes 8 and 9)	3,515	2,026
Environmental rehabilitation accretion (Notes 6 and 11)	431	480
Share-based compensation (Note 10)	643	831
Unrealized gain on foreign exchange	(1)	(1)
Loss on refinancing (Note 8)	-	1,598
Gain on NewRange transaction (Note 3)	(8,535)	-
Gain on financial asset fair value	-	(152)
Changes in non-cash working capital
Restricted deposits	(838)	837
Amounts receivable and other assets	(477)	3
Prepaid expenses	(268)	(19)
Accounts payable and accruals	2,683	182
Net cash used in operating activities	(8,071)	(2,756)

Financing Activities
Debenture funding, net of costs (Note 8)	-	8,011
Cash settled RSU's (Note 10)	(572)	(721)
Net cash (used in) provided by financing activities	(572)	7,290

Investing Activities
Property, plant and equipment purchases (Note 4)	(1,514)	(2,162)
NewRange transaction proceeds (Note 3)	8,959	-
Net cash provided by (used in) investing activities	7,445	(2,162)

Net (Decrease) Increase in Cash	(1,198)	2,372
Effect of foreign exchange on Cash	1	1
Cash - Beginning of period	11,046	2,958
Cash - End of period	$9,849	$5,331

Supplemental information - non-cash investing and financing
Capitalization of accounts payable and accruals to mineral property	$62	$(302)
Capitalization of share-based compensation to mineral property (Note 10)	(37)	209
Debenture funding (Note 8)	-	17,833
Debenture repayment (Note 8)	$-	$(17,833)

The accompanying notes are an integral part of these consolidated financial statements.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2023 and for the three months ended March 31, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1. Nature of Business and Liquidity

PolyMet Mining Corp. ("PolyMet" or the "Company") was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. and changed its name to PolyMet Mining Corp. on June 10, 1998.  The Company is engaged in the exploration and development of natural resource properties through its subsidiaries and interests in joint operations (together "PolyMet" or the "Company").

The Company's shares are listed on the TSX and NYSE American.  Glencore AG, a wholly owned subsidiary of Glencore plc (together "Glencore"), has a majority shareholder relationship with the Company as a result of Glencore's ownership of 71% of the Company's issued shares.  Subsequent to March 31, 2023, Glencore's ownership increased to 82% of the Company's issued shares as a result of the Rights Offering (Note 15).

On July 20, 2022, the Company announced that it had entered into an agreement with Teck American, Inc., a subsidiary of Teck Resources Limited (together "Teck"), to form a 50:50 joint operation (the "Joint Operation") that will place their respective NorthMet and neighboring Mesaba resources containing copper, nickel, cobalt, platinum, palladium, gold and silver within the same entity.  On February 14, 2023, the Joint Operation closed and the Company and Teck became equal owners in NewRange Copper Nickel LLC (formerly Poly Met Mining, Inc.) ("NewRange").  NewRange was a 100% owned subsidiary of the Company prior to February 14, 2023.  Upon closure of the transaction, PolyMet holds a 50% interest in the joint operation.

The NorthMet Project ("NorthMet"), is a polymetallic project in northeastern Minnesota, United States of America, which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a processing facility located approximately six miles from the ore body.  NorthMet received its Permit to Mine from the State of Minnesota in November 2018, a crucial permit for construction and operation of NorthMet. The Minnesota Department of Natural Resources ("MDNR") also issued all other permits for which NorthMet had applied including dam safety, water appropriations, endangered and threatened species takings, and public waters work permits, along with Wetlands Conservation Act approval. In addition, NorthMet received air and water permits from the Minnesota Pollution Control Agency ("MPCA") in December 2018.  Further, NorthMet received the federal Record of Decision and Section 404 Wetlands Permit from the U.S. Army Corps of Engineers ("USACE") in March 2019, which was the last key permit or approval needed to construct and operate NorthMet.

Legal challenges contesting various aspects of NorthMet federal and state decisions and permits are ongoing and have delayed the project timeline.  All legal challenges that have reached a final determination have been in favor of NorthMet and of the more than 20 permits issued, all are active with the exception of three (Permit to Mine, NPDES water discharge permit, 404 wetlands permit).  In April 2021, the Minnesota Supreme Court overturned a decision by the Minnesota Court of Appeals ("MCOA") for an open-ended contested case hearing and instead limited the Permit to Mine contested case hearing to the effectiveness of bentonite clay at the tailings basin.  In January 2022, the MCOA affirmed key aspects of the NPDES water discharge permit but ordered the MPCA to consider whether any discharges to groundwater will be the "functional equivalent" of discharges to navigable waters.  The 404 wetlands permit is suspended pending the outcome of a 401a2 hearing by the USACE.  NorthMet cannot act on these permits until the litigation is resolved of which the timing is uncertain.

The Mesaba Project ("Mesaba") is a copper-nickel-precious metals ore body in northeastern Minnesota, United States of America, which is progressing baseline environmental studies, resource definition and mineral processing studies.  Further studies and community and tribal consultation will be required to fully define the long-term development potential of Mesaba.

See additional details of the Joint Operation in Note 3.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2023 and for the three months ended March 31, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1. Nature of Business and Liquidity - Continued

The realization of the Company's investment in NorthMet, Mesaba and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain and maintain permits necessary to construct and operate NorthMet, Mesaba and other assets, the ability to obtain financing necessary to complete the development of NorthMet, Mesaba and other assets, and to conduct future profitable operations or alternatively, disposal of investments on an advantageous basis.

The Company has experienced recurring losses from operations and net cash outflows for operating and investing activities, which are expected to continue until the mineral properties are constructed and operational.  As at March 31, 2023, the Company had cash of $9.849 million and a working capital deficiency of $91.218 million, primarily due to the $87.613 million convertible debt with Glencore due on the rights offering closing date and the $10.291 million promissory note with Glencore due on the rights offering closing date.  Subsequent to March 31, 2023, the rights offering for $195.4 million in gross proceeds closed on April 6, 2023 and all debt and notes owed to Glencore were repaid. (Notes 8, 9, and 15).

The Company believes it is probable it will continue to receive funding from Glencore or other financing sources to satisfy future financial obligations, to complete development of the mineral properties and to conduct future profitable operations. Management's belief is based upon the underlying values of NorthMet and Mesaba, progress on obtaining and maintaining NorthMet permits, ongoing discussions with potential financiers and the majority shareholder relationship with Glencore.  Glencore has committed to provide financial support to enable the Company to continue its business operations for at least the next twelve months from the date of these condensed interim consolidated financial statements.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2023 and for the three months ended March 31, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2. Material Accounting Policy Information

a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and follow the same accounting policies and methods of application as set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2022, and as outlined in Notes 2c and 2d below.

These condensed interim consolidated financial statements do not include all the information and note disclosures required by International Financial Reporting Standards ("IFRS") for annual financial statements and therefore should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2022.

These financial statements were approved by the Board of Directors on May 11, 2023.

b) Basis of Preparation

The condensed interim consolidated financial statements have been prepared under the historical cost basis, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period. All dollar amounts presented are in United States ("U.S.") dollars unless otherwise specified.

c) Basis of Consolidation

The condensed interim consolidated financial statements include the accounts of the Company and those entities which are controlled by the Company. Control is achieved when the Company has power over the investee; is exposed to or has rights to variable returns from its investment with the investee; and has the ability to use its power to affect its returns. All inter-company balances, transactions, revenues and expenses have been eliminated upon consolidation.

Joint Arrangement and Interest in Joint Operation

A joint arrangement is an arrangement whereby two or more parties have joint control. Joint control is considered to be when all parties to the joint arrangement, which share control, are required to reach unanimous consent over decisions about relevant business activities pertaining to the contractual arrangement.

A joint operation is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control and whereby each party has rights to the assets and liabilities relating to the arrangement.

Interests in joint operations are accounted for by recognizing the Company's share of assets, liabilities, revenues and expenses incurred jointly.  The Company's share of the joint operation assets, liabilities, revenues and expenses have been incorporated in the financial statements under the appropriate headings.  The Company accounts for the assets, liabilities, revenue and expenses relating to its interest in a joint operation in accordance with the IFRS Standards applicable to the particular assets, liabilities, revenue and expenses.

When a Company entity transacts with a joint operation in which a Company entity is a joint operator (such as a sale of assets), the Company is considered to be conducting the transaction with the other parties to the joint operation, and gains and losses resulting from the transactions are recognized in the Company's consolidated financial statements only to the extent of other parties' interests in the joint operation.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2023 and for the three months ended March 31, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2. Material Accounting Policy Information - Continued

When a Company entity transacts with a joint operation in which a Company entity is a joint operator (such as a purchase of assets), the Company does not recognize its share of the gains and losses until it resells those assets to a third party.

d) Critical Accounting Judgments

Joint arrangements

Judgment is required to determine when the Company has joint control of a contractual arrangement, which requires a continuous assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Judgment is also required to classify a joint arrangement as either a joint operation or a joint venture. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the arrangement, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.

Management evaluated its joint arrangement with Teck in accordance with the requirements in IFRS 11, Joint Arrangements. The Company concluded that the arrangement qualified as a joint operation upon consideration of the following significant factors: (i) the requirement that the joint operators purchase all output; (ii) the parties to the arrangement are substantially the only source of cash flow contributing to the continuity of the arrangement; and (iii) the joint operators each have rights to the assets and obligations for the liabilities.

e) IFRS Pronouncements

Several new accounting standards, amendments to existing standards and interpretations have been published by the IASB. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the new standard. New standards, amendments and pronouncements that became effective for the period covered by these statements have not been disclosed as they did not have a material impact on the Company's unaudited condensed consolidated interim financial statements.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2023 and for the three months ended March 31, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

3. NewRange Joint Operation

On February 14, 2023, the previously announced Joint Operation closed and the Company and Teck became equal owners in NewRange Copper Nickel LLC (formerly Poly Met Mining, Inc.).  NewRange was a 100% owned subsidiary of the Company prior to February 14, 2023.  Upon closure of the transaction, PolyMet holds a 50% interest in the joint operation.  NewRange is an independently operated company jointly controlled by a six-member board comprised of an equal number of representatives from Teck and PolyMet.  All significant decisions related to the NewRange require unanimous approval by both companies.  The transaction places the respective NorthMet Project and neighboring Mesaba resources containing copper, nickel, cobalt, platinum, palladium, gold and silver within the same entity.

PolyMet and Teck each have direct rights to the assets and obligations for the liabilities proportionate to their 50:50 ownership interests and are responsible for funding their pro rata share of NewRange costs.  The owners have committed to an initial work program with an estimated budget of $170 million to maintain permits, update feasibility cost estimates, and undertake detailed engineering to position NorthMet for a development decision following permit clearances, and to advance Mesaba studies.

Under the terms of the Joint Operation agreement, all existing NorthMet assets, mineral rights, liabilities, permits and financial assurance obligations continue under NewRange and all of Teck's interest in Mesaba assets, mineral rights and obligations were transferred to NewRange.

NewRange issued shares to Teck in return for the Mesaba assets contributed and was reimbursed for certain costs incurred prior to and subsequent to the transaction announcement in July 2022.  The Company retained an independent appraiser to assist with determination of the fair values of certain assets acquired in return for the NewRange shares given to Teck.  An in-situ approach was used to estimate the fair values of certain exploration assets with reference to a public company comparable analysis which is a level 2 fair value basis of measurement.

Details of the NewRange transaction accounting are below:

Net assets contributed to NewRange by Teck:
Mesaba mineral property, plant and equipment	$205,549
Mesaba other assets	2,763
Total net assets contributed to NewRange by Teck	208,312
Net assets contributed to NewRange by PolyMet:
NorthMet mineral property, plant and equipment	(221,564)
NorthMet intangibles	(12,118)
NorthMet other assets	(732)
NorthMet environmental rehabilitation provision	32,912
NorthMet other liabilities	1,725
Total net assets contributed to NewRange by PolyMet	(199,777)
Gain on NewRange Transaction	$8,535

During the three months ended March 31, 2023, transaction costs of $4.825 million were incurred and expensed as finance costs related to the NewRange transaction (March 31, 2022 - nil).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2023 and for the three months ended March 31, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

4. Mineral Property, Plant and Equipment

Details of the Mineral Property, Plant and Equipment are as follows:

Net Book Value	Mineral Property	Plant and Equipment	Total
Balance as at December 31, 2022	$441,601	452	$442,053
Contribution to NewRange by PolyMet (Note 3)	(221,271)	(293)	(221,564)
Contribution to NewRange by Teck (Note 3)	205,139	410	205,549
Additions	1,354	162	1,516
Depreciation	-	(50)	(50)
Balance as at March 31, 2023	426,823	681	427,504
Gross carrying value	450,407	2,395	452,802
Accumulated depreciation and impairment	$(23,584)	(1,714)	$(25,298)

Mineral Property	March 31, 2023	December 31, 2022
Mineral property acquisition and interest	$244,952	$79,625
Mine plan and development	27,465	54,356
Environmental	76,719	152,894
Consulting and wages	33,695	66,906
Reclamation and remediation (Note 6)	28,060	56,120
Site activities	15,893	31,622
Mine equipment	39	78
Total Mineral Property	$426,823	$441,601

NewRange Mineral Leases - NorthMet

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, NewRange leases certain mineral property rights for NorthMet in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P.  Provided NewRange continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations.  All lease payments have been paid to date with the next annual payment due in January 2024.  The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to an agreement dated December 1, 2008, NewRange leases certain mineral property rights for NorthMet in St. Louis County, Minnesota from LMC Minerals.  Provided NewRange continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms.  All lease payments have been paid to date with the next annual payment due in November 2023.  The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

NewRange Mineral Leases - Mesaba

Pursuant to an agreement dated October 1, 1998, NewRange leases certain mineral property rights for Mesaba in St. Louis County, Minnesota from Longyear Mesaba Company ("Longyear").  Provided NewRange continues to make annual lease payments, the lease period continues until October 1, 2023 and is automatically extended upon payment of required payments.  All lease payments have been paid to date with the next annual payment due in October 2023.  The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2023 and for the three months ended March 31, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

4. Mineral Property, Plant and Equipment - Continued

Pursuant to an agreement dated June 7, 2001, NewRange leases certain mineral property rights for Mesaba in St. Louis County, Minnesota from the State of Minnesota.  Provided NewRange continues to make annual lease payments, the lease period continues until June 6, 2051.  All lease payments have been paid to date with the next annual payment due in June 2023.

Pursuant to an agreement dated September 6, 2001, NewRange leases certain mineral property rights for Mesaba in St. Louis County, Minnesota from the State of Minnesota.  Provided NewRange continues to make annual lease payments, the lease period continues until September 5, 2051.  All lease payments have been paid to date with the next annual payment due in September 2023.

Pursuant to an agreement dated December 24, 2012, NewRange leases certain mineral property rights for Mesaba in St. Louis County, Minnesota from the DuNord Land Company LLC ("DuNord").  Provided NewRange continues to make annual lease payments, the lease period continues until December 12, 2052 and is automatically extended upon payment of required payments.  All lease payments have been paid to date with the next annual payment due in December 2023.  The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year

NewRange Mineral Property, Plant and Equipment

In November 2005, the Company acquired from Cliffs Erie LLC, a subsidiary of Cleveland Cliffs Inc. (together "Cliffs") large parts of a processing facility located approximately six miles from the ore body.  In December 2006, the Company acquired from Cliffs additional property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the processing facility. The transaction also included a railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site and an additional 6,000 acres of land to the east and west of the existing tailings storage facilities.  The consideration paid for the processing facility and associated infrastructure was $18.9 million in cash and $13.953 million in shares. As part of the consideration, the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property (see Note 6).

During the three months ended March 31, 2023, the Company capitalized development costs of $1.354 million (March 31, 2022 - $2.041 million) necessary to bring NorthMet to commercial production.  No borrowing costs were capitalized during the three months ended March 31, 2023 or year ended December 31, 2022.

As mineral property assets are not in use or capable of operating in a manner intended by management, no depreciation or amortization of these assets has been recorded during the three months ended March 31, 2023 or year ended December 31, 2022.

The Company regularly assesses whether there are indicators of asset impairment. No indicators of asset impairment were identified during the three months ended March 31, 2023 or year ended December 31, 2022.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2023 and for the three months ended March 31, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

5. Intangibles

Details of the Intangibles are as follows:

	Three months ended March 31, 2023	Year ended December 31, 2022
Intangibles - beginning of period	$24,288	$24,339
Contribution to NewRange by PolyMet (Note 3)	(12,118)	-
Amortization	(10)	(51)

Intangibles - end of period	12,160	24,288
Gross carrying value	12,324	24,442
Accumulated amortization	$(164)	$(154)

In October 2017, the Company entered into an agreement with EIP Credit Co., LLC to reserve wetland mitigation bank credits for NorthMet use for a minimum of five years in exchange for an initial down payment applicable to the purchase price, contractual transfer of certain lands, and annual option payments not applicable to the purchase price.  Annual option payments of $0.250 million are expensed as incurred whereas option exercise payments are recorded to Intangibles and transferred to Mineral Property, Plant and Equipment once placed into service.  As at March 31, 2023, the carrying amount of wetland mitigation bank credit intangibles was $12.093 million (December 31, 2022 - $24.185 million) with the reduction during 2023 primarily due to the NewRange transaction (see Note 3).

As at March 31, 2023, the carrying amount of software intangibles was $0.067 million (December 31, 2022 - $0.103 million).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2023 and for the three months ended March 31, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

6. Environmental Rehabilitation Provision

Details of the Environmental Rehabilitation Provision are as follows:

	Three months ended March 31, 2023	Year ended December 31, 2022
Environmental Rehabilitation Provision - beginning of period	$65,631	$53,369
Contribution to NewRange by PolyMet (Note 3)	(32,912)	-
Change in estimate	-	11,206
Liabilities discharged	(138)	(905)
Accretion expense	431	1,961
Environmental Rehabilitation Provision - end of period	33,012	65,631
Less: current portion	(906)	(1,545)
Non-current portion	$32,106	$64,086

Federal, state and local laws and regulations concerning environmental protection affect the Company's assets held through NewRange.  As part of the consideration for the NorthMet asset acquisitions from Cliffs (see Note 4), the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property.  The Company's provisions are based upon existing laws and regulations.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

The Company's best estimate of its share of the environmental rehabilitation provision as at March 31, 2023 was $33.012 million (December 31, 2022 - $65.631 million) based on estimated cash flows required to settle this obligation in present day costs of $38.768 million (December 31, 2022 - $77.718 million), a projected inflation rate of 2.5% (December 31, 2022 - 2.5%), a market risk-free nominal interest rate of 3.5% (December 31, 2022 - 3.5%) and expenditures expected to occur over a period of approximately 30 years.  The carrying value of the provision is sensitive to the estimates and assumptions used in its measurement.  If the discount rate had been 1% lower than management's estimate, the liability would have increased by $5.5 million as at March 31, 2023 and conversely, if the discount rate had been 1% higher than management's estimate, the liability would have decreased by $4.4 million as at March 31, 2023.  The reduction during 2023 was primarily due to the NewRange transaction (see Note 3).

In November 2018, the Company received the Permit to Mine and certain other permits for NorthMet from the MDNR which included a schedule for financial assurance obligations, including required cash contributions to a trust fund. NorthMet satisfied its current financial assurance obligations primarily by establishing and contributing $10.0 million in restricted deposits to a trust fund and providing $65.0 million in surety bonds and letters of credit, with the MDNR as the beneficiary in each case. Financial assurance obligations are reviewed annually based on NorthMet's planned reclamation activities, with the total assurance and related financial instruments adjusted accordingly. These financial instruments may be terminated, partially or in full, only upon fulfilling NorthMet site reclamation requirements and receiving approval from the MDNR.

The Company's responsibility for future required cash contributions to the trust fund are $1.0 million per year beginning in the first year of NorthMet mining operations and continue until the eighth year of NorthMet mining operations after which annual contributions will be prorated based on the expected reclamation obligation at the end of NorthMet mining.  In addition, NorthMet provided Cliffs with a letter of credit to satisfy requirements under the asset acquisition agreements and related obligations.  There were no changes in the financial assurance obligations during the three month period ended March 31, 2023.  As at March 31, 2023, the Company's share of the trust fund balance was $6.195 million (December 31, 2022 - $11.541 million) with the reduction during 2023 primarily due to the NewRange transaction (see Note 3).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2023 and for the three months ended March 31, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

7. Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing agreements resulting in the following financial interests as at March 31, 2023:

  Equity - 72,008,404 common shares of the Company acquired between 2009 and 2019 representing 71% of the Company's issued shares;
  Convertible debt (see Note 8) - $80.0 million initial principal unsecured convertible debentures due on the rights offering closing date; and
  Promissory note - $10.0 million initial principal note due on rights offering closing date.

See additional discussion of Glencore agreements in Notes 1, 8, 9, and 15.

8. Convertible Debt

Details of the Convertible Debt are as follows:

	Three months ended March 31, 2023	Year ended December 31, 2022

Convertible Debt - beginning of period	$84,356	$35,753
Fair value of debenture funding	-	38,219
Accretion and interest	3,257	10,384
Convertible Debt - end of period	87,613	84,356
Less: current portion	(87,613)	(84,356)
Non-current portion	$-	$-

On February 27, 2023, Glencore confirmed it would extend the maturity of the convertible debt from March 31, 2023 until the rights offering closing date and the convertible debt was fully repaid subsequent to quarter end on April 6, 2023 (see Note 15).  Interest accrued at 4% per annum and the principal amount of the debenture was convertible into common shares of the Company at various conversion prices.  No borrowing costs were capitalized during the three months ended March 31, 2023 or year ended December 31, 2022.

9. Promissory Note

Details of the Promissory Note are as follows:

	Three months ended March 31, 2023	Year ended December 31, 2022
Promissory Note - beginning of period	$10,033	$17,695
Funding	-	10,000
Accretion and interest	258	171
Repayment	-	(17,833)
Promissory Note - end of period	10,291	10,033
Less: current portion	(10,291)	(10,033)
Non-current portion	$-	$-

The promissory note was due on the rights offering closing date and fully repaid subsequent to quarter end on April 6, 2023 (see Note 15).  Interest accrued on the outstanding balance at SOFR plus 6.0% per annum.  No borrowing costs were capitalized during the three months ended March 31, 2023 or year ended December 31, 2022.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2023 and for the three months ended March 31, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital

a) Issuances for Cash

There were no shares issued for cash during the three months ended March 31, 2023 or year ended December 31, 2022.

b) Share-Based Compensation

The Omnibus Share Compensation Plan ("Omnibus Plan") was created to align the interests of the Company's employees, directors, officers and consultants with those of shareholders.  Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company's shareholders on June 27, 2007, modified and further ratified and reconfirmed by the Company's shareholders most recently on June 16, 2021.  The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date.

During the three months ended March 31, 2023, the Company recorded $0.606 million for share-based compensation (March 31, 2022 - $1.040 million) with $0.643 million expensed to share-based compensation (March 31, 2022 - $0.831 million) and a $0.037 million reduction to capitalized to mineral property, plant and equipment (March 31, 2022 - $0.209 million addition).  The offsetting entries were to equity reserves for $0.574 million (March 31, 2022 - $0.568 million), share capital for $nil (March 31, 2022 - $0.185 million) and payables for $0.032 million (March 31, 2022  - $0.287 million).  Total share-based compensation for the period comprised $0.606 million for restricted share units (March 31, 2022 - $0.855 million) and $nil for issuance of nil unrestricted shares (March 31, 2022 - $0.185 million for 71,196 shares).  Vesting of restricted share units during the period resulted in $1.048 million being transferred from equity reserves to share capital (March 31, 2022 - $1.360 million).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2023 and for the three months ended March 31, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital - Continued

c) Share Options

Share options granted may not exceed a term of ten years and the expiration date is accelerated if the grantee ceases to be an eligible person under the Omnibus Plan.

Details of the share options outstanding are as follows:

	Three months ended March 31, 2023		Year ended December 31, 2022
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding - beginning of period	1,096,700	$7.61	1,935,300	$7.19
Expired	(284,500)	7.52	(838,600)	6.65
Outstanding - end of period	812,200	$7.65	1,096,700	$7.61

Range of Exercise Prices	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Weighted Average Remaining Life
3.90 to 5.50	25,000	25,000	$3.90	7.24
5.51 to 7.00	50,000	50,000	6.15	3.80
7.01 to 8.70	687,200	687,200	7.73	0.75
8.71 to 10.57	50,000	50,000	9.92	3.10
	812,200	812,200	$7.65	1.29

As at March 31, 2023 all outstanding share options were vested and exercisable.  The outstanding share options have expiry periods between 0.01 and 7.24 years and are expected to primarily be settled in shares upon exercise.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2023 and for the three months ended March 31, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital - Continued

d) Restricted Shares and Restricted Share Units

Restricted shares and restricted share units granted are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.

Details of the restricted shares and restricted share units are as follows:

	Three months ended March 31, 2023	Year ended December 31, 2022
Outstanding - beginning of period	1,327,184	1,502,496
Granted	586,089	743,110
Vested	(572,077)	(804,756)
Forfeited	(33,812)	(113,666)
Outstanding - end of period	1,307,384	1,327,184

As at March 31, 2023, outstanding restricted shares and restricted share units are scheduled to vest upon completion of specific targets or dates (construction finance - 86,557; production - 45,261; January 2024 - 536,742 and January 2025 - 488,982).  The remaining 149,842 outstanding restricted share units have vested but share delivery is deferred until retirement, termination, or death.  The Company expects 524,477 outstanding restricted share units will be settled in cash and the remainder will be settled in shares as allowed under the Omnibus Plan.

During the three months ended March 31, 2023, the Company granted 586,089 restricted share units (March 31, 2022 - 666,746) which had a fair value of $1.489 million (March 31, 2022 - $1.810 million) to be expensed over the vesting periods.

During the three months ended March 31, 2023, there were 356,169 restricted share units (March 31, 2022 - 521,054) settled upon vesting with shares and 215,908 restricted share units (March 31, 2022 - 280,577) settled upon vesting with cash for $0.572 million (March 31, 2022 - $0.721 million).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2023 and for the three months ended March 31, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital - Continued

e) Bonus Shares

The bonus share incentive plan was established for the Company's directors and key employees and was approved by the disinterested shareholders at the Company's shareholders' meeting held in May 2004.  The Company has authorized 364,000 bonus shares for the achievement of Milestone 4 representing commencement of commercial production at NorthMet.  At the Company's Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved issuance of these shares upon achievement of Milestone 4.  Regulatory approval is also required prior to issuance of these shares.  The fair value of these unissued bonus shares has been fully amortized.

Details of the bonus shares are as follows:

	Three months ended March 31, 2023		Year ended December 31, 2022
	Allocated	Authorized & Unissued	Allocated	Authorized & Unissued
Outstanding - beginning of period	270,000	364,000	270,000	364,000
Outstanding - end of period	270,000	364,000	270,000	364,000

f) Share Purchase Warrants

Details of the share purchase warrants are as follows:

	Three months ended March 31, 2023		Year ended December 31, 2022
	Number of Purchase Warrants	Weighted Average Exercise Price	Number of Purchase Warrants	Weighted Average Exercise Price
Outstanding - beginning of period	745,307	$6.38	745,307	$6.38
Outstanding - end of period	745,307	$6.38	745,307	$6.38

The outstanding share purchase warrants have an expiry period of 1.00 years, subject to acceleration in certain circumstances.

11. Finance Costs - Net

Details of net finance costs are as follows:

	Three months ended
	March 31, 2023	March 31 2022
Debt accretion and interest (Notes 8 and 9)	$3,515	$2,026
Environmental rehabilitation accretion (Note 6)	431	480
Restricted deposit (gain)/loss (Note 6)	(838)	837
Interest income	(113)	(2)
NewRange transaction costs (Note 3)	4,825	-
Other finance costs	278	8
Finance costs - net	$8,098	$3,349

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2023 and for the three months ended March 31, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

12. Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Three months ended
	March 31, 2023	March 31, 2022
Salaries and other short-term benefits	$3,462	$1,164
Termination benefits	666	-
Other long-term benefits	17	18
Share-based payment (1)	620	510
Total	$4,765	$1,692

(1) Share-based payment represents the amount capitalized or expensed during the period (see Note 10).

Agreements with senior management contain severance provisions in certain circumstances, including for example, for termination without cause by the Company, termination by the employee for good reason (as defined in the agreement) or in connection with a change of control.  Closing of the NewRange transaction on February 14, 2023 triggered certain provisions within existing employment agreements and resulted in modifications to a number of these agreements.  These modifications resulted in a charge of $2.864 million to NewRange transaction costs.

Other than Jonathan Cherry, no PolyMet director has an agreement providing for benefits upon termination.

As a result of Glencore's ownership and majority shareholder relationship, it is also a related party.  In addition to the transactions and liabilities described elsewhere in these financial statements, the Company is a party to a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for NorthMet technical support and other costs requested under an agreed scope of work, primarily in detailed project design and mineral processing.  During the three months ended March 31, 2023, the Company recorded $0.001 million (March 31, 2022 - $0.038 million) for services under this agreement.

13. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that give rise to firm commitments for future minimum payments.  In addition to items described elsewhere in these financial statements, the Company had firm commitments as at March 31, 2023 of approximately $0.436 million with approximately $0.064 million due over the next year and the remainder due over the following three years.

The Company is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business and regularly reviews these matters for adequacy of recognition and disclosure.  The assessment of provisions and contingencies inherently involves the exercise of significant judgment.  Other than items recognized or disclosed elsewhere in these financial statements, no significant contingencies were identified as at March 31, 2023.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2023 and for the three months ended March 31, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

14. Financial Instruments and Risk Management

The carrying values of each classification of financial instrument as at March 31, 2023 are:

	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash	$9,849	$-	$9,849
Restricted deposits	231	5,964	6,195
Amounts receivable and other assets	1,070	1,552	2,622
Total financial assets	11,150	7,516	18,666

Financial liabilities
Accounts payable and accruals	4,160	451	4,611
Convertible debt	87,613	-	87,613
Promissory note	10,291	-	10,291
Total financial liabilities	$102,064	$451	$102,515

The carrying values of each classification of financial instrument as at December 31, 2022 are:

	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash	$11,046	$-	$11,046
Restricted deposits	81	11,460	11,541
Amounts receivable and other assets	611	1,587	2,198
Total financial assets	11,738	13,047	24,785

Financial liabilities
Accounts payable and accruals	2,814	1,019	3,833
Convertible debt	84,356	-	84,356
Promissory note	10,033	-	10,033
Total financial liabilities	$97,203	$1,019	$98,222

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 -  Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 -  Inputs for the asset or liability that are not based on observable market data.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2023 and for the three months ended March 31, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

14. Financial Instruments and Risk Management - Continued

Financial instruments measured at fair value subsequent to recognition include restricted deposits measured at fair value through profit or loss using Level 1 inputs resulting in a carrying value of $5.964 million (December 31, 2022 - $11.460 million), amounts receivable measured at fair value through profit or loss using Level 3 inputs resulting in a carrying value of $1.552 million (December 31, 2022 - $1.587 million) and accruals for expected payments to settle restricted share units measured at fair value through profit or loss using Level 2 inputs resulting in a carrying value of $0.451 million (December 31, 2022 - $1.019 million).

The fair values of the convertible debt and promissory note approximates the carrying amount at amortized cost using the effective interest method.  The fair values of other financial assets and other financial liabilities approximate their carrying amounts due to their short-term nature.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash.  See additional discussion in Notes 1 and 15.

15. Subsequent Event

On February 27, 2023, the Company filed a notice and circular for an offering of rights ("Right") to holders of common shares of the Company to raise $195.4 million in gross proceeds ("Rights Offering").  Shareholders received one Right for each common share owned on March 10, 2023, the record date for the Rights Offering, and each Right entitles the holder to acquire 0.91068844 new common shares of the Company at $2.11 per share.

Upon closing of the Rights Offering on April 6, 2023, the Company issued a total of 92,606,635 common shares for gross proceeds of $195.4 million.  Expenses and fees relating to the Rights Offering were approximately $7.7 million, including the $5.862 million standby commitment fee paid to Glencore, and reduced the gross proceeds to be recorded as share capital.  Proceeds of the Rights Offering were used to repay the convertible debt owed to Glencore and promissory note owed to Glencore (see Notes 8 and 9), fund the Company's portion of the costs of the Joint Operation and for general corporate purposes.  The Company and Glencore agreed to net settle Glencore's Rights Offering subscription amount against the debt amounts owed and entered into a cash management agreement whereby Glencore holds excess funds until needed by the Company.

Under the terms of a Standby Purchase Agreement, Glencore agreed to purchase any common shares not subscribed for by holders of Rights, subject to certain conditions.  Because the Rights Offering was not fully subscribed, Glencore purchased 22,221,152 shares under its standby commitment in addition to the 65,577,218 shares purchased under Glencore's Rights which resulted in Glencore owning 82% of the Company's issued shares. Closing of the Rights Offering triggered customary anti-dilution provisions for outstanding warrants, share options, and unissued restricted share units.